UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 22, 2026

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2456 Fortune Drive Suite 110 Lexington KY 40509

(Full mailing address of principal executive offices)

888-697-2234

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests; Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20; Series Daring Dancer 20; Series Grand Traverse Bay 20; Series Chad Brown Bundle; Series Fenwick Hall 20; Series Le Relais 20; Series Spirit 20; Series Mo Temptation; Series Moonbow 20; Series My Fast One 20; Series Helicopter Money; Series I’m a Looker 20; Series Stay Fabulous; Series Smart Shopping 21; Series Patsy’s Kim 21; Series One Last Night 21; Series Sarrocchi 21; Series Elarose 21; Series Song Of The Lark 21; Series Enchante 21; Series Royal Duet; Series Kindle 21; Series Adaay in Asia; Series Knarsdale 21; Series Alliford Bay 21; Series Lovesick 21; Series Tamboz 21; Series Blue Curl 22; Series Savvy Sassy 22; Series Ishvana 21; Series Brandy 22; Series New York Bred Bundle; Series The Incredi-Bundle; Series Blue Devil; Series Clair De Lune 22; Series Formidable Kitt 23; Series Stylishly 23; Series Malibu Bonnie 23; Series Spanxamillion 23; Series Blip Says Bye 23;

Series Seeking A Star 23; Series STG Broodmare Band; Series Magic Belle 23; Series Thank You Note 23; Series Just Like Lucy 23; Series Eyepopnruby 23; Series Trust But Verify; Series Great Hot 23; Series Wildcat Gaze 23; Series Stirred 23; Series Restless Rider 23; Series Thesis Break 24; Series Confetti 24; Series Slam Dunk 24; Series Bubala 24; Series Great Sister Diane 24; Series Bernin Midnight 24; Series Carpe Fortuna 24; Series Marsh Hawk 24; Series Broodmare Band 26; Series Paddock Buzz; Series Divine Mercy 24; Series Onthethirstyside; Series Sea Worthy 24; Series Sing Lady Sing 24; Series Barbie on a Budget 24

____________________

Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

Captain Sparrow

As of April 22, 2026, Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”) is closing the account for Captain Sparrow. Captain Sparrow is an asset of My Racehorse CA, LLC Series Captain Sparrow, with that Series owning 50% of the horse prior to being retired from racing effective April 22, 2026.

The Manager, will distribute to members of Series Captain Sparrow such member’s pro rata share of all the remaining assets, if any, (which only consist of cash) of Series Captain Sparrow after accounting for (i) the remaining, balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any (ii) less related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, offering expenses, and if any, owed to the Manager (collectively, the “Expenses”).

The Company intends to remit such distributions within ninety (90) days from the date of this Current Report on Form 1-U.

After making the distribution payment, if any, to members of Series Captain Sparrow, net of any and all Expenses, the Manager intends to terminate and wind-up Series Captain Sparrow because Series Captain Sparrow would no longer have any assets or liabilities.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: April 28, 2026	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

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